UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 001-31317

CUSIP Number 20441A102

(Check One):
☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:	N/A

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates: N/A_____________________________________

PART I
REGISTRANT INFORMATION

Full Name of Registrant:
     COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Address of Principal Executive Office (Street and Number):
     RUA COSTA CARVALHO, 300

City, State and Zip Code:
     SÃO PAULO, SP, BRAZIL 05429-900

PART II RULE
12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☒

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

     The Companhia de Saneamento Básico do Estado de São Paulo – SABESP respectfully notifies the Securities and Exchange Commission that it will not be able to file its 2006 annual report on Form 20-F by June 30, 2007.

     Sabesp needs additional time to conclude discussions of accounting matters with its auditors to enable the auditors to finalize their work on the financial statements for the year ended December 31, 2006. As a result, Sabesp will not be able to file its 2006 annual report on Form 20-F by the prescribed filing deadline without unreasonable effort on Sabesp’s part. Sabesp intends, however, to file its 2006 annual report on Form 20-F by July 15, 2007.

PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

RUI DE BRITTO ÁLVARES AFFONSO

(55-11) (3388-8247)

(Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     ☒Yes ☐ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     ☐Yes☒No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

_____________________________________________________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 27, 2007	By:	/s/RUI DE BRITTO ÁLVARES AFFONSO
	Name:	Rui de Britto Álvares Affonso
	Title:	Chief Financial Officer and Investor Relations
Officer